Exhibit 99.1


012 Smile.Communications to Hold Conference Call on October 27th to Discuss Acquisition of Bezeq

Press Release
Source: 012 Smile.communications Ltd.
On 8:53 am EDT, Monday October 26, 2009

PETACH TIKVA, Israel, October 26 /PRNewswire-FirstCall/ -- 012 Smile.Communications Ltd. (NASDAQ Global Market and TASE: SMLC), an Israeli telecommunications service provider, invites the public to participate in a conference call to discuss its acquisition of the controlling stake at Bezeq The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE:BZEQ) as announced on Sunday, October 25th. The conference call has been scheduled for October 27th at 09:00 AM Eastern Daylight Time/ 15:00 Israel Daylight time.

During the conference call, Mrs. Stella Handler, CEO of 012 Smile Communications will discuss the rationale and details of the transaction. Afterwards, Mrs. Stella Handler, and Mr. Doron Ilan, CFO of 012 Smile Communications, will be available to answer questions.

To participate, please call one of the following access numbers several minutes before the call begins: 1-866-691-3082 (TF) from within the U.S., 1-866-228-9189
(TF) from Canada, 180-921-4368 (TF) from Israel and +1-480-629-9031 from other international locations. The conference ID number is 4178680.

The call will also be broadcast live through the company's Website, http://www.012.net, and will be available there for replay during the next 30 days.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 75.3 % owned subsidiary of Internet Gold - Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

    For further information, please contact:
    Investor relations contacts:
    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel: +972-3-516-7620

    Garth Russell - KCSA Strategic Communications grussell@kcsa.com / Tel: +1-212-896-1250